Exhibit 99.1

AYR Wellness Closes Sale of Arizona Assets

MIAMI, March 27, 2023 - AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), today announced that it has closed under the definitive agreement to sell Blue Camo, LLC, (“Blue Camo”) which comprises the Company’s Arizona assets, to AZ Goat AZ, LLC (“AZ Goat” or the “Buyer”), a group consisting primarily of the former owners of Blue Camo, who sold the business to AYR in Q1 2021. The sale includes two licensed entities operating three Oasis-branded dispensaries in the greater Phoenix area, a 10,000 sq. ft. cultivation and processing facility in Chandler, and an 80,000 sq. ft. cultivation facility in Phoenix, and AYR’s majority interest in Willcox OC, LLC, a joint venture developing an outdoor cultivation facility.

AYR received consideration of $20 million in cash, with additional cash proceeds from net working capital to be received in the next six months. In addition, the Buyer has assumed lease obligations that resulted in the elimination of approximately $15 million in long-term lease liabilities for AYR. In a separate arrangement, all potential earn-out contingent consideration and debt outstanding related to the Q1 2021 purchase of Blue Camo has been eliminated, reducing AYR’s long-term debt by $22.5 million.

“I am pleased to announce the swift closing of the sale of our Arizona assets,” said David Goubert, President & CEO of AYR. “This transaction strengthens our balance sheet by adding cash and reducing net debt and long-term operating leases by approximately $55 million, while improving our working capital position. Finalizing this transaction is the latest step in our optimization plan as we look to streamline our business and prioritize investment into our most profitable assets.”

“We are pleased to have worked with the AYR team in completing this mutually beneficial transaction and re-entering Arizona, a market in which our team has deep roots,” said Jason Vedadi, Chief Executive Officer of AZ Goat.

Additional terms and details of the transaction can be found in the Company’s press release announcing the definitive agreement, dated February 9, 2023.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, AYR’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained in a timely manner or at all; inflationary pressures may increase input costs; supply chain issues may hamper production and distribution; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; state laws may restrict or prevent inter-state commerce in cannabis products; acquisitions may not be able to be completed on satisfactory terms or at all; and AYR may not be able to raise needed additional debt or equity capital. Among other things, AYR has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While AYR believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About AYR Wellness Inc.

AYR is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

AYR’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Corporate Communications

T: (786) 885-0397

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA

Elevate IR

T: (786) 885-0397

Email: IR@ayrwellness.com